Exhibit 99.1

Baiya International Group Inc. Announce Reverse Split Record Date

Shenzhen, P.R. China December 23, 2025 – Baiya International Group Inc. (NASDAQ: BIYA; the “Company” or “BIYA”), a human resource (“HR”) technology company utilizing its cloud-based internet platform to provide one-stop crowdsourcing recruitment and SaaS-enabled HR solutions is reporting that its board of directors has approved a reverse stock split (the “Reverse Stock Split”) of the Company’s class A ordinary shares, a par value of US$0.0001 each (the “Ordinary Shares”), at a ratio of 1-for-25, with a post-Reverse Stock Split par value of US$0.0025.

The Company is undertaking the Reverse Stock Split with the objective of meeting the minimum $1.00 per Ordinary Share bid requirement for maintaining the listing of the Ordinary Shares on The Nasdaq Capital Market.

The Reverse Stock Split will be effective at 04:01 p.m. (ET) on Monday, December 29, 2025 (the “Record Date”) and the Ordinary Shares will begin trading on a split-adjusted basis when the Nasdaq Stock Market LLC opens for trading on Tuesday, December 30, 2025. The Ordinary Shares will continue to trade on The Nasdaq Capital Market under the trading symbol “BIYA” but will trade under the following new CUSIP number: G51400151.

The number of the Company’s pre-Reverse Stock Split outstanding shares is 29,644,605 Ordinary Shares. As a result of the Reverse Stock Split, every 25 Ordinary Shares held as of the Record Date will be automatically combined into one Ordinary Share. The number of outstanding Ordinary Shares will be reduced from approximately from 29,644,605 Ordinary Shares to approximately 1,185,784 Ordinary Shares. No fractional shares will be created or issued in connection with the reverse stock split. The Reverse Stock Split will affect all holders of Ordinary Shares uniformly.

Shareholders with Ordinary Shares held in book-entry form or through a bank, broker, or other nominee are not required to take any action and will see the impact of the Reverse Stock Split reflected in their accounts on or after December 30, 2025. Such beneficial holders may contact their bank, broker, or nominee for more information.

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The forward-looking statements can be also identified by terminology such as “may,” “might,” “could,” “will,” “aims,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements.

These forward-looking statements are based on our current assumptions, expectations and beliefs and involve substantial risks and uncertainties that may cause results, performance or achievement to materially differ from those expressed or implied by these forward-looking statements. These statements are not guarantees of future performance and are subject to a number of risks. The reader should not place undue reliance on these forward-looking statements, as there can be no assurances that the plans, initiatives or expectations upon which they are based will occur. A detailed discussion of factors that could cause or contribute to such differences and other risks that affect our business is included in filings we make with the Commission from time to time, including our most recent report on Form 20-F, particularly under the heading “Risk Factors”.

For investor and media inquiries, please contact:

Baiya International Group Inc.

Investor Relations Department

Phone: +86 0769-88785888

Email: info@biyainc.com

Investor Relations Inquiries:

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com